Joint Filing Agreement

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: January 7, 2025

SLP V Venice Feeder I, L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP Venice Holdings, L.P.

By: SLP V Aggregator GP, L.L.C., its general partner
By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP V Aggregator GP, L.L.C.

By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE TECHNOLOGY ASSOCIATES V, L.P.

By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing
      member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE GROUP, L.L.C.

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel